Filed Pursuant to Rule 433

Registration No. 333-126811

Filed Pursuant to Rule 433

Registration No. 333-126811

THE VEHICLE IS iPATH

INTRODUCING THE LATEST iPATHSM EXCHANGE

TRADED NOTE. ONLY FROM BARCLAYS.

1 iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as pre-paid contracts with respect to the relevant index, which means that an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs.

2 The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero.

On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

3 iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities and are available to retail investors; further, iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself. Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC. The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result, you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be infl uenced by changes in the credit rating of Barclays Bank PLC. Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A. and its affiliates, do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance. ©2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3296-iP-0806 * Not FDIC Insured * No Bank Guarantee * May Lose Value FIND YOUR iPATH 1-877-76-iPATH www.iPathETN.com IPATH BARCLAYS

THE TICKER SYMBOL IS

OIL

Barclays is proud to announce the

iPATHSM GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX EXCHANGE TRADED NOTE (TICKER-OIL).

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption, based on the performance of the index less investor fees*. The iPathSM Goldman Sachs Crude Oil Total Return Index ETN (OIL) offers investors a cost-effective and tax-efficient1 investment in crude oil as measured by the Goldman Sachs Crude Oil Total Return Index (the “Index”).

iPath Exchange Traded Notes trade like stocks and offer many advantages, including:

• Easy access to traditionally difficult-to-reach markets • Exposure to the return of an index, less investor fees2 • Transparency • Low correlation to other asset classes • Low investor fees3

Visit www.iPathETN.com/oil or call 1-877-76-iPATH for a prospectus and FAQs.

* Investors may redeem at least 50,000 units of the iPathSM Goldman Sachs Crude Oil Total Return Index ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

NOTE DETAILS

Ticker OIL Intraday intrinsic value ticker OIL.IV Bloomberg index ticker GSCLTR CUSIP 06738C786 Primary exchange NYSE Investor fee 0.75% * Inception date 08/15/06 Maturity date 08/14/36 Index Goldman Sachs Crude Oil Total Return Index

*The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations† S&P Rating AA Moody’s Rating Aa1 The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX

1200%

1000%

GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX

800%

600%

S&P 500 INDEX

400%

200%

0%

1991 1993 1995 1997 1999 2001 2003 2005-2006

Sources: Bloomberg and Goldman Sachs as of 6/30/06 (based on monthly returns). Subject to change.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

Visit www.iPathETN.com/oil or call 1-877-76-iPATH for a prospectus and FAQs.

INDEX TOTAL RETURNS (as of 6/30/06)

1-YEAR RETURN % 3-YEAR RETURN 5-YEAR RETURN STANDARD DEVIATION % % ANNUALIZED % ANNUALIZED ANNUALIZED*

Goldman Sachs Crude Oil Total Return Index 14.26 29.22 24.18 30.06 GSCI® Total Return Index 13.42 20.16 14.57 22.25 Dow Jones–AIG Commodity Index Total ReturnSM 18.09 17.21 13.72 13.79 S&P 500 Index 8.63 11.22 2.49 13.61 Lehman Aggregate Index -0.81 2.05 4.97 4.01 MSCI EAFE Index 26.56 23.94 10.07 14.41 Dow Jones Oil & Gas Index 26.32 32.70 15.52 19.88 Goldman Sachs Natural Resources Index 33.51 33.09 15.75 19.54 S&P Global Energy Index 24.17 30.73 16.30 18.17

Sources: Goldman Sachs, Lehman Brothers, AIG, S&P, MSCI, Dow Jones, Bloomberg. *Based on monthly returns, calculated for time period of 6/30/01–6/30/06.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

The Index is a subindex of the Goldman Sachs Commodity Index and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the relevant components of the Index (which currently includes only the WTI crude oil futures contract traded on the New York Mercantile Exchange) plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The 2006 reference price dollar weighting of the WTI crude oil contract in the Goldman Sachs Commodity Index was 30.05%.

INDEX CORRELATIONS

Goldman Sachs Crude Oil Total Return Index 1.00 GSCI® Total Return Index 0.87 Dow Jones–AIG Commodity Index Total ReturnSM 0.73 S&P 500 Index –0.02 Lehman Aggregate Index 0.00 MSCI EAFE Index 0.08 Dow Jones Oil & Gas Index 0.42* Goldman Sachs Natural Resources Index 0.44* S&P Global Energy Index 0.45*

*Shows correlations to Goldman Sachs Crude Oil Total Return Index from 6/01–6/06 based on monthly returns.

Sources: Goldman Sachs, Lehman Brothers, S&P, MSCI, Dow Jones, Bloomberg, AIG (6/91–6/06, except as otherwise specifi ed) based on monthly returns.